C21 INVESTMENTS INC.

NOTICE OF

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD DECEMBER 17, 2020

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of shareholders of C21 Investments Inc. (the "Company") will be held at 280 - 601 West Cordova Street, Vancouver, British Columbia on Thursday, December 17, 2020 at 2:00 p.m. (Vancouver Time) for the following purposes:

1. to receive the audited consolidated financial statements of the Company for the year ended January 31, 2020, and the auditor's report thereon;

2. to elect five directors for the ensuing year;

3. to appoint the Company's auditor for the ensuing year; and

4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

All matters set forth above for consideration at the Meeting are more particularly described in the accompanying management information circular ("Information Circular").

In anticipation of the novel coronavirus (COVID-19) pandemic circumstances continuing through to the date of the Meeting, business at the Meeting will be limited to the above-mentioned matters and management of the Company is not planning to make any corporate presentation at the Meeting.

The Company is using the notice-and-access provisions ("Notice and Access") under the Canadian Securities Administrators' National Instrument 54-101 for the delivery of its Information Circular to its shareholders for the Meeting.  Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy.  Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting.  The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company's printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company's meeting materials.

The Information Circular and other Meeting materials will be available on the Company's website at www.cxxi.ca/investors/ as of November 6, 2020 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@cxxi.ca or by calling toll free at 1-833-BUY-CXXI (289-2994) (Canada and U.S.A.) or at +1-647-966-2994, or can be accessed online on SEDAR at www.sedar.com and on the United States Securities and Exchange Commission website at www.sec.gov, as of November 6, 2020.

Only shareholders of record at the close of business on October 28, 2020 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof.  Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated on the Proxy form.  To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 2:00 p.m. (Vancouver time) on December 15, 2020 or, if the Meeting is adjourned, by 2:00 p.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened.  If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.

Dated at Vancouver, British Columbia this 2nd day of November, 2020.

BY ORDER OF THE BOARD

"Michael Kidd"

MICHAEL KIDD

CFO and Corporate Secretary